

April 24, 2013

Via E-mail
Ms. Kathleen M. Griggs
Chief Financial Officer
j2 GLOBAL, INC.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

> **Re:** **j2 GLOBAL, INC.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-25965**

Dear Ms. Griggs:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 35-39

1. Please quantify the amount and percentage of the period-to-period changes attributable to foreign exchange rates. We note your disclosure on page 43 that the changes in foreign currency exchange rates impact your results of operations. Refer to FRC 501.09(b).

2. We note that the pricing of your services has an impact on your revenues. Please separately discuss the impact of price and volume on your revenues and results of operations.

3.   Please discuss whether you expect the reported trends to continue or change and the reasons why.

4.   We note your cancel rates discussion in your Form 8-K filed February 14, 2013 and your earnings call. Please provide such discussion in the MD&A or tell us why such discussion is not necessary. We also note your discussion of cancellations in your risk factors section.

5.   We note your ARPU disclosures in your earnings call. Please provide such disclosures in the filing including the usefulness of ARPU to investors or tell us why such disclosures are not necessary.

3. Business Acquisition, page 56

Ziff Davis, page 57

6.   We note that you allocated 32% and 56% of the purchase consideration to intangible assets and goodwill, respectively. Please tell us, in detail, how you determined the fair values of trade name, customer relationship, advertiser relationship and licensing relationship intangible assets.

Protus, page 58

7.   Regarding your accounting for your acquisition of Protus, please explain to us in detail how you determined the fair values of the trade name and customer relationship intangible assets.

7. Goodwill and Intangible Assets, page 64

Intangible assets Subject to Amortization, page 65

8.   We note you are amortizing your customer relationship intangible assets over a weighted average period of 6.7 years. Explain to us how you determined the estimated useful life of your acquired customer relationship intangible assets. Tell us your subscriber monthly churn rate and explain to us your consideration of this when estimating the useful life of the customer relationship intangible assets. Also, with a view towards clarifying disclosure, tell us your methodology for amortizing your customer relationship intangible assets. If you are amortizing on a straight-line basis, explain your rational for using this methodology.

12. Stockholders' Equity, page 74

Ziff Davis, Inc. Equity Incentive Plan, page 78

9. Please tell us and disclose the specific factors you considered in concluding that the put right is within your control.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director